Katherine A. Beck

Tel 602.445.8349

Fax 602.445.8729

Email: beckk@gtlaw.com

May 31, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, NE

Washington, D.C. 20549

Attention:	Thomas Jones / Geoff Kruczek, Legal Charles Eastman / Andrew Blume, Accounting

Re:	Adamas One Corp. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted April 13, 2022 CIK No. 0001884072

Ladies and Gentlemen:

On behalf of Adamas One Corp., a Nevada corporation (the “Company”), we express our appreciation for your prompt review of Amendment No. 2 to draft Registration Statement on Form S-1 (the “Draft Registration Statement”) confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) on April 13, 2022. Pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, we are concurrently herewith filing with the Commission, via EDGAR, a revised Registration Statement (the “Registration Statement”), together with responses to the comment letter addressed to John G. Grdina, President and Chief Executive Officer of the Company, dated April 29, 2022 (the “Comment Letter”), provided by the staff (the “Staff”) of the Commission. The Registration Statement reflects revisions made in response to the Comment Letter.

The Company’s responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The numbers of the Company’s responses coincide with the comment numbers set forth in the Comment Letter.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted April 13, 2022

General

1.	Staff Comment: Please revise throughout to update your disclosure to reflect the preferred stock transaction discussed on page 83. This includes providing the disclosures required by Items 403 and 404 of Regulation S-K, as well as revising the disclosures that currently appear on pages 10-11, begin on page 15 and on page 44, among other locations. Ensure your revisions explain fully the control afforded to the purchaser of those securities via share ownership and the related agreements. Further, revise to identify and clarify the “milestones” and conversion terms mentioned on page 83. As one example regarding conversion, will the preferred stock remain outstanding or convert in connection with this offering and will the related agreements remain in effect?

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U.S. Securities and Exchange Commission

May 31, 2022

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure in the Prospectus Summary, Risk Factors, Dilution, and Description of Securities sections to provide additional detail and clarity on the Series A Preferred Stock transaction.

2.	Staff Comment: We note the resale offering added to your disclosure. Regarding (ii) and (iii) on the prospectus cover page, please explain how you determined it is appropriate to register the resale of those securities given the use of the formulas described in the document. See Securities Act Sections Compliance and Disclosure Interpretations Question 139.11.

Company Response: The Company appreciates the Staff’s reference to Securities Act Sections Compliance and Disclosure Interpretations Question 139.11. However, the Company respectfully advises the Staff that the question posed by C&DI 139.11 is “Can the company use Form S-3. . .?” The Company respectfully notes that it is utilizing Form S-1 and not Form S-3. Therefore, C&DI 139.11 does not apply to items (ii) and (iii) on the prospectus cover page of this Registration Statement.

In order to aid in the Staff’s review, the Company also advises the Staff that all of the convertible securities set forth in clause (ii) on the prospectus cover page (i.e., the senior secured promissory notes) as well as all of the convertible securities set forth in clause (iii) on the prospectus cover page (i.e., the warrants held by the selling stockholders) have already been issued and sold, and the consideration for such securities has already been received, by the Company. Please see the fifth bullet point under Item 15. “Recent Sales of Unregistered Securities – Convertible Notes and Warrants” in the Registration Statement. It appears that the Staff may not have been aware of the status of these securities, and these facts provide additional support that C&DI 139.11 does not apply to items (ii) and (iii) on the prospectus cover page. The Company has also amended the disclosure in the Registration Statement to further clarify that these securities are already outstanding.

3.	Staff Comment: Please revise to clarify when you plan for the resale transaction to begin. For example, is the closing before or after the over-allotment option expires? Also revise to explain the risks related to the resale transaction, such as whether purchasers may be able to acquire your shares in the secondary market for a price lower than the price in the underwritten offering. Further, to the extent your affiliates are participating in the resale transaction, provide the disclosure required by Item 404 of Regulation S-K.

Company Response: As set forth in the Company’s Response #2 above, the closing has already occurred for the sale of all of the convertible securities set forth in clause (ii) on the prospectus cover page (i.e., the senior secured promissory notes) and all of the convertible securities set forth in clause (iii) on the prospectus cover page (i.e., the warrants held by the selling stockholders). As set forth in the third paragraph of the section entitled “Selling Stockholders – Plan of Distribution”, the selling stockholders will not sell any shares until after the closing of the underwritten public offering. As set forth in the section entitled “Underwriting – Underwriter Warrants,” the warrants issued to the representative of the underwriters do not become exercisable until 180 days after the commencement of the public sale of our common stock. As a result, the resale of the shares issuable upon exercise of those warrants will begin no earlier than the end of that period. Pursuant to the Staff’s request, the Company has revised the sections of the Registration Statement entitled “Selling Stockholders” and “Shares Eligible for Future Sale” to further clarify the timing of the resale transaction.

Pursuant to the Staff’s request, the Company has also revised the disclosure under “Risk Factors – Risks Related to Our Common Stock and this Offering – Future sales and issuances of our capital stock or rights to purchase capital stock could result in additional dilution of the percentage ownership of our stockholders and could cause the price of our common stock to decline.” of the Registration Statement to further clarify the risk of resales to the Company’s other stockholders.

The Company respectfully advises the Staff that none of the selling stockholders are affiliates of the Company, and therefore none of the Company’s affiliates are participating in the resale transaction. As a result, no disclosure is required by Item 404 of Regulation S-K with respect to the resale transaction.

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com

U.S. Securities and Exchange Commission

May 31, 2022

The inability of our senior management and board of directors, page 17

4.	Staff Comment: We note your response to prior comment 3. Please clarify the extent to which each of the companies mentioned in this risk factor had not made their required periodic filings. For example, it appears that: (1) NOHO, Inc. did not file its Annual Report on Form 10-K for the fiscal year ended December 31, 2014; (2) Mix 1 Life, Inc. did not file its Annual Report on Form 10-K for the fiscal year ended August 31, 2016 and its subsequent Form 10-Qs and Form 10-K; and (3) Scio Diamond Technology Corp. did not file its Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and its subsequent Form 10-Qs and Form 10-K.

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure in the risk factor the Company mentioned in its prior comment 3 addressing periodic filings not made by the companies mentioned therein.

The former stockholders of Scio or the SEC may bring action for possible omissions, page 28

5.	Staff Comment: We note your response to prior comment 4. Please file as an exhibit the asset purchase agreement amended on February 3, 2020 mentioned on page 28.

Company Response: Pursuant to the Staff’s request, the Company has filed as an exhibit the asset purchase agreement amended on February 3, 2020.

Management, page 65

6.	Staff Comment: Please ensure that you have provided the disclosure required by Item 401(e) of Regulation S-K. For example, it is unclear why your disclosure does not address Mr. Chaunu’s affiliation with Maison Luxe, Inc.

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure in the Management section to address Mr. Chaunu’s board membership with Maison Luxe, Inc.

* * * * *

Please note that the Company has included certain changes reflected in the Registration Statement other than those in response to the Staff’s comments.

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8349 or Raymond A. Lee of our office at (949) 732-6510.

Very truly yours,

/s/ Katherine A. Beck

Katherine A. Beck

Shareholder

cc:	John G. Grdina, Adamas One Corp.
Raymond A. Lee, Greenberg Traurig, LLP John A. Shumate, Greenberg Traurig, LLP

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com